The New York Stock Exchange hereby notifies the
SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 27, 2012, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on August 15, 2012.

Pursuant to the terms of the Participating
Preferred Stock Purchase Rights of Collective
Brands, Inc., the Rights expired and became null and void on August 15, 2012.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on August 15, 2012.